SECOND AMENDMENT TO THE
                    PRINCIPAL LARGECAP STOCK INDEX FUND, INC.
                             SUB-ADVISORY AGREEMENT

Agreement executed as of the 10th day of December 2001, to amend the Sub-Advisory Agreement executed as of February 1, 2000 (and including any subsequent amendments thereafter) by and between Principal Management Corporation (hereinafter called the "Manager") and Invista Capital Management, LLC (hereinafter called "Invista").

WHEREAS, in the Sub-Advisory Agreement, Manager retained Invista to furnish it with portfolio selection and related research and statistical services in connection with the investment advisory services which the Manager has agreed to provide to the Principal LargeCap Stock Index Fund, Inc. (hereinafter called the "Fund"); and

WHEREAS, the Manager and Invista now wish to amend the Sub-Advisory Agreement;

NOW, THEREFORE, in consideration of the terms and conditions set forth hereinafter, the parties agree that effective January 1, 2002 Schedule A will read as follows:


                                   SCHEDULE A

For the services provided and the expenses assumed by Invista pursuant to the Sub-Advisory Agreement, the Manager, not the Fund, shall pay Invista a sub-advisory fee, computed daily and paid monthly, at an annual rate of 0.015% of the Fund's average daily net assets.


                                                Principal Management Corporation

                                                        /s/ Ralph C. Eucher
                                                by:____________________________

                                                Invista Capital Management, LLC

                                                        /s/ Richard W. Hibbs
                                                by:____________________________